NOL

RECEIVED

2008 AUG 11 P 1:27

4 August 2008

By Courier

08004268

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the appointment of a new President of APL container shipping unit.

Attached is a copy of the above announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

PROCESSED
AUG 13 2008
THOMSON REUTERS

Enc

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin)(NOL Appts New President of APL Container Shpg Unit) - 4Aug08 DOC

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	04-Aug-2008 12:36:54
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL GROUP APPOINTS NEW PRESIDENT OF APL CONTAINER SHIPPING UNIT
Description	Please see attached Press Release on the above.
Attachments	NOL_Group_Appoints_New_President_of_APL_Unit_4Aug08.pdf Total size = **76K** (2048K size limit recommended)

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FOR IMMEDIATE RELEASE

NOL GROUP APPOINTS NEW PRESIDENT OF APL UNIT

Singapore, 4 August 2008: Neptune Orient Lines Limited ("NOL") today announced the appointment of Mr Eng Aik Meng as President of its APL container shipping unit.

Mr Eng will shortly rejoin NOL from Singapore-headquartered diversified shipping and industrial supply chain company IMC Corp Group, where he is currently Deputy Chief Executive Officer and, concurrently, Managing Director of its Aurora Tankers business.

Previously, from 1993 to June 2007, Mr Eng served with NOL in a variety of roles. He was Senior Vice President of APL's Intra-Asia business from 2002 to 2007. During this period APL grew its position in the Intra-Asia trades substantially, doubling revenues and establishing a leading market position in the sector.

In earlier roles, Mr Eng headed NOL's Strategic Planning group and held various positions in corporate finance. He has been involved in merger and acquisition activities, organisational restructuring and business development projects in both NOL and IMC. Mr Eng played an important role in the integration of NOL and APL following the 1997 merger of the two companies.

In heading up the APL business, he will succeed Mr Ron Widdows, who was appointed NOL Group President and CEO on 7 July, 2008. Mr Widdows said: "Aik Meng has a deep knowledge of APL's business and its customers. We have worked together closely over many years and I am confident Aik Meng will provide strong leadership for APL and bring valuable skills to NOL's senior management team."

Mr Eng holds an MBA from Harvard University, USA and a Bachelor of Accountancy (Honours) degree from the Nanyang Technological University, Singapore.

Note to editors:
Photo of Mr Eng available on the following link: www.nol.com.sg/newsroom/images.html

-ENDS-

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

RECEIVED

2008 AUG 11 P 1:27

7 August 2008

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Group Unaudited Quarterly Financial Information for the 2nd Quarter ended 27 June 2008, Press Release, Presentation to media and Notice of Book Closure Date for Dividend. Attached are copies of the announcements and media releases for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Encs
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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin) (Q2 results) - 7Aug08 DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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<u>Second Quarter</u> * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	07-Aug-2008 07:01:44
Announcement No.	00010

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	27-08-2008

Attachments

- NOL_Q2_2008_Financial.pdf
- NOL_Q2_2008_Press_Release.pdf
- NOL_Q2_2008_Presentation.pdf

Total size = **898K**
(2048K size limit recommended)

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NOL

NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Quarterly Financial Information
For the 2nd Quarter Ended 27 June 2008

1.(a)(i) Consolidated Income Statement

	Group			Group		
	YTD 2008 US$'000	YTD 2007 US$'000	% Increase/ (Decrease)	Q2 2008 US$'000	Q2 2007 US$'000	% Increase/ (Decrease)
Revenue	4,642,536	3,707,135	25	2,235,621	1,809,950	24
Cost of sales	(4,059,752)	(3,210,077)	26	(1,960,574)	(1,537,084)	28
Gross profit	582,784	497,058	17	275,047	272,866	1
Other gains (net)						
- Miscellaneous	27,516	20,528	34	7,006	11,283	(38)
- Finance and investment income	8,004	16,143	(50)	5,386	6,603	(18)
Expenses						
- Administrative	(367,074)	(335,172)	10	(183,680)	(168,833)	9
- Finance	(14,621)	(25,295)	(42)	(7,133)	(11,749)	(39)
- Other operating	(20,597)	(18,799)	10	(11,425)	(7,806)	46
Share of results of associated companies	2,412	1,298	86	1,279	607	111
Share of results of joint ventures	3,262	2,897	13	1,492	1,645	(9)
Profit before income tax	221,686	158,658	40	87,972	104,616	(16)
Income tax expense	(21,915)	(18,619)	18	(10,648)	(9,685)	10
Net profit for the financial period	199,771	140,039	43	77,324	94,931	(19)
Attributable to:						
Equity holders of the Company	196,495	135,762	45	75,767	93,042	(19)
Minority interest	3,276	4,277	(23)	1,557	1,889	(18)
	199,771	140,039	43	77,324	94,931	(19)

1.(a)(ii) Notes to the Consolidated Income Statement

	Group			Group		
	YTD 2008 US$'000	YTD 2007 US$'000	% Increase/ (Decrease)	Q2 2008 US$'000	Q2 2007 US$'000	% Increase/ (Decrease)
(A) Investment Income	38	22	73	9	22	(59)
(B) Other Income Including Interest Income	8,115	21,759	(63)	4,108	10,316	(60)
(C) Interest on Borrowings	(10,426)	(21,711)	(52)	(5,288)	(9,781)	(46)
(D) Depreciation and Amortisation	(126,119)	(123,102)	2	(60,197)	(57,912)	4
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(2,827)	(6,760)	(58)	(1,442)	(1,815)	(21)
(F) Foreign Exchange Gain	3,748	5,008	(25)	2,502	3,041	(18)
(G) Adjustment for (Under)/Over Provision for Tax in Prior Years	(2,809)	(61)	4,505	(1,871)	186	N/M
(H) Profit on Sale of Investments, Property, Plant and Equipment and Investment Properties	21,486	11,977	79	3,512	6,288	(44)
(I) Write-off of Inventories	(14)	-	N/M	(7)	-	N/M

1.(b)(i) Balance Sheets

	Group			Company		
	27 June 2008 US$'000	28 Dec 2007 US$'000	% Increase/ (Decrease)	27 June 2008 US$'000	28 Dec 2007 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	273,041	504,365	(46)	18,411	44,584	(59)
Trade and other receivables [1]	1,121,767	1,044,710	7	824,205	579,694	42
Inventories at cost	244,943	161,126	52	-	-	0
Derivative financial instruments	13,761	119,918	(89)	91	57,990	(100)
Other current assets	73,156	54,004	35	643	589	9
Total current assets	1,726,668	1,884,123	(8)	843,350	682,857	24
Non-current Assets						
Investments in subsidiaries	-	-	0	996,514	996,358	0
Investments in associated companies	25,264	15,107	67	1	1	0
Investments in joint ventures	25,357	23,004	10	-	-	0
Available-for-sale financial assets	214	147	46	-	-	0
Property, plant and equipment	3,482,860	2,812,777	24	460,000	283,111	62
Investment properties	22,222	21,348	4	-	-	0
Deferred charges	3,746	4,213	(11)	-	-	0
Intangible assets	30,296	32,927	(8)	122	141	(13)
Goodwill arising on consolidation	129,083	121,454	6	-	-	0
Deferred income tax assets	21,416	20,506	4	-	-	0
Other non-current assets	71,170	73,105	(3)	2,326	2,586	(10)
Total non-current assets	3,811,628	3,124,588	22	1,458,963	1,282,197	14
TOTAL ASSETS	5,538,296	5,008,711	11	2,302,313	1,965,054	17
LIABILITIES						
Current Liabilities						
Trade and other payables	1,291,371	1,116,496	16	134,620	93,498	44
Current income tax liabilities	27,931	32,313	(14)	18,277	18,660	(2)
Borrowings	305,732	54,263	463	285,062	2,268	12,469
Provisions	34,115	38,572	(12)	370	370	0
Deferred income	2,344	4,663	(50)	-	-	0
Derivative financial instruments	6,743	59,406	(89)	36	57,931	(100)
Other current liabilities [2]	262,073	238,218	10	-	-	0
Total current liabilities	1,930,310	1,543,931	25	438,365	172,727	154
Non-current Liabilities						
Borrowings	625,529	537,252	16	-	-	0
Provisions	128,515	123,613	4	-	-	0
Deferred income	524	537	(2)	-	-	0
Deferred income tax liabilities	19,385	18,180	7	11,405	11,310	1
Other non-current liabilities	77,177	77,981	(1)	-	-	0
Total non-current liabilities	851,130	757,563	12	11,405	11,310	1
TOTAL LIABILITIES	2,781,440	2,301,494	21	449,770	184,037	144
NET ASSETS	2,756,856	2,707,217	2	1,852,543	1,781,017	4
EQUITY						
Share capital	845,379	840,738	1	845,379	840,738	1
Treasury shares	(5,216)	(6,926)	(25)	(5,216)	(6,926)	(25)
	840,163	833,812	1	840,163	833,812	1
Shares held by employee benefit trust	(1,087)	(610)	78	-	-	0
Treasury share reserve	(1,195)	(78)	1,432	(1,195)	(78)	1,432
Retained earnings	1,813,761	1,726,025	5	982,098	918,017	7
Other reserves	62,865	102,769	(39)	31,477	29,266	8
Capital and reserves attributable to equity holders of the Company	2,714,507	2,661,918	2	1,852,543	1,781,017	4
Minority interest	42,349	45,299	(7)	-	-	0
TOTAL EQUITY	2,756,856	2,707,217	2	1,852,543	1,781,017	4
Net current (liabilities)/assets	(203,642)	340,192	N/M	404,985	510,130	(21)

[1] Trade receivables include the full freight revenue for voyages, which corresponds to the contractual rights stipulated in the standard Bill of Lading and is inclusive of the freight charges collectable at destination for Free on Board shipments.

[2] Other current liabilities relates to deferred revenue arising from the percentage-of-completion method for revenue recognition.

1.(b)(ii) **Borrowings**

The Group As at 27 June 2008	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	57,089	247,094	1,549	305,732
Amount repayable on or before 27 June:				
2010	9,309	-	1,654	10,963
2011	11,738	-	1,732	13,470
2012	12,120	-	1,854	13,974
2013	13,519	-	1,964	15,483
Thereafter	58,569	444,018	69,052	571,639
	162,344	691,112	77,805	931,261

As at 28 December 2007	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	6,897	47,307	59	54,263
Amount repayable in :				
2009	7,113	-	38	7,151
2010	11,935		25	11,960
2011	12,311	-	-	12,311
2012	11,891	-	-	11,891
Thereafter	50,234	443,705	-	493,939
	100,381	491,012	122	591,515

The bank loans are secured mainly on vessels, and the finance lease liabilities are secured mainly on a vessel, equipment and motor vehicles.

1.(b)(iii) Operating Lease Commitments

The future aggregate minimum lease payable under non-cancellable operating leases of the Group are as follows:

The Group As at 27 June 2008	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2008	381,944	8,210	39,985	18,375	38,074	486,588
Amount repayable in :						
2009	726,522	11,854	88,878	23,314	62,557	913,125
2010	716,657	507	87,617	17,451	39,722	861,954
2011	630,151	-	87,724	15,844	28,697	762,416
2012	548,534	-	84,257	13,286	21,280	667,357
Thereafter	1,561,114	-	978,560	23,171	44,651	2,607,496
	4,564,922	20,571	1,367,021	111,441	234,981	6,298,936

As at 28 December 2007	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	630,000	19,803	85,551	28,488	72,186	836,028
Amount repayable in :						
2009	612,894	11,865	86,403	14,917	55,769	781,848
2010	593,110	507	87,413	9,708	34,310	725,048
2011	544,566	-	87,652	8,662	24,856	665,736
2012	483,102	-	84,529	8,662	17,931	594,224
Thereafter	1,682,878	-	1,000,970	19,319	41,096	2,744,263
	4,546,550	32,175	1,432,518	89,756	246,148	6,347,147

1.(c) Consolidated Cash Flow Statement

	Group			
	YTD 2008 US$'000	YTD 2007 US$'000	Q2 2008 US$'000	Q2 2007 US$'000
Cash Flows from Operating Activities				
Profit before income tax	221,686	158,658	87,972	104,616
Adjustments for :				
Amortisation of non-current assets and deferred income	385	1,305	117	846
Depreciation of property, plant and equipment	125,511	121,560	59,986	56,952
Depreciation of investment properties	223	237	94	114
Premium on bunker call option	2,881	2,493	548	683
Interest expense	10,426	21,711	5,288	9,781
Interest income	(4,580)	(15,705)	(1,759)	(6,473)
Investment income	(38)	(22)	(9)	(22)
Share-based compensation costs	6,140	5,257	2,915	2,854
Write-off of inventories	14	-	7	-
Fair value (gains)/losses on shares held by employee benefit trust	(317)	2,370	(167)	1,146
Net profit on disposal of property, plant and equipment	(20,114)	(11,834)	(2,486)	(6,291)
Net profit on disposal of subsidiaries	(295)	-	(81)	-
Net profit on disposal of available-for-sale financial assets	(1,077)	(153)	(945)	-
Net loss on disposal of other non-current investments	-	10	-	3
Net provision for impairment of loans and non-trade debts to associated companies	4	703	-	405
Net provision for restructuring and termination costs	841	101	547	177
Net provision for insurance, litigation and other claims, net of reimbursement	12,860	14,259	6,475	8,440
Net provision for drydocking costs	2,639	1,321	1,685	267
Share of results of associated companies	(2,412)	(1,298)	(1,279)	(607)
Share of results of joint ventures	(3,262)	(2,897)	(1,492)	(1,645)
Unrealised translation (gains)/losses	(1,553)	2,141	(3,679)	1,896
Operating cash flow before working capital changes	349,962	300,217	153,737	173,142
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries :				
Receivables	(94,098)	(74,534)	(69,413)	(111,810)
Inventories	(83,831)	(17,850)	(57,537)	(21,571)
Payables	182,888	50,840	101,958	98,611
Net amount due from associated companies	(7)	(854)	408	(215)
Cash generated from operations	354,914	257,819	129,153	138,157
Interest paid	(12,371)	(21,966)	(4,501)	(7,904)
Interest received	6,676	15,706	1,702	7,372
Net income tax paid	(26,141)	(21,968)	(16,224)	(10,980)
Net cash inflow from operating activities	323,078	229,591	110,130	126,645
Cash Flows from Investing Activities				
Acquisition of additional interests in subsidiaries	(8,591)	(81)	(8,591)	(81)
Investment in an associated company	(6,485)	-	(410)	-
Net proceeds from/(repayment of) loans receivable	216	24	200	(28)
Investment income received	38	22	9	22
Dividends received from an associated company	100	-	100	-
Additions in other non-current investments	-	(710)	-	(553)
Purchase of property, plant and equipment	(803,578)	(345,968)	(269,414)	(206,555)
Purchase of intangible assets	(600)	(441)	(185)	(380)
Proceeds from disposal of property, plant and equipment	31,339	15,604	5,835	8,376
Proceeds from disposal of an investment property	-	4,245	-	4,245
Proceeds from disposal of available-for-sale financial assets	1,077	165	945	-
Proceeds from disposal of other non-current investments	909	76	419	1
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed [3]	757	13,194	757	516
Net cash outflow from investing activities	(784,818)	(313,870)	(270,335)	(194,437)
Cash Flows from Financing Activities				
Proceeds from borrowings	398,108	102	321,970	102
Net cash inflow/(outflow) contributed by employee benefit trust	40	-	(222)	1,548
Dividends paid to equity holders	(108,759)	(38,671)	(108,759)	(38,671)
Dividends paid to minority interest	(4,834)	(897)	(1,611)	(71)
Proceeds from issue of new ordinary shares	1,904	11,777	1,664	8,143
Proceeds from re-issuance of treasury shares	27	-	-	-
Purchase of treasury shares	(621)	-	(621)	-
Repayment of borrowings	(55,328)	(73,083)	(23,525)	(31,557)
Payment of costs incurred in connection with long term financing	(121)	(1,500)	(18)	-
Net cash inflow/(outflow) from financing activities	230,416	(102,272)	188,878	(60,506)
Net (decrease)/increase in cash and cash equivalents	(231,324)	(186,551)	28,673	(128,298)
Cash and cash equivalents at beginning of financial period	504,365	694,313	244,368	636,060
Cash and cash equivalents at end of financial period	273,041	507,762	273,041	507,762

[3] Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flow

	Group			
	YTD 2008	YTD 2007	Q2 2008	Q2 2007
	US$'000	US$'000	US$'000	US$'000
Net assets disposed :				
Other non-current assets	-	8,425	-	585
Current assets	730	11,951	730	197
Current liabilities	(483)	(3,261)	(483)	(46)
Non-current liabilities	-	(169)	-	-
Net attributable assets disposed	247	16,946	247	736
Less : Minority interest	-	3,669	-	-
Add : Foreign currency translation reserve	766	(1,096)	980	(32)
	1,013	19,519	1,227	704
Net profit on disposal of subsidiaries	295	-	81	-
Net proceeds from disposal of subsidiaries	1,308	19,519	1,308	704
Less : Cash of subsidiaries disposed	(551)	(6,325)	(551)	(188)
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	757	13,194	757	516

1.(d)(i) Statement of Changes in Equity

	Capital and reserves attributable to equity holders of the Company							
GROUP	Share capital	Treasury shares	Shares held by employee benefit trust	Treasury shares reserve	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 29 December 2007	840,738	(6,926)	(610)	(78)	1,726,025	102,769	45,299	2,707,217
Fair value gains on cash flow hedges	-	-	-	-	-	5,457	-	5,457
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	-	(44,883)	-	(44,883)
Fair value gains on available-for-sale financial asset	-	-	-	-	-	33	-	33
Tax on fair value gains and losses	-	-	-	-	-	(777)	-	(777)
Currency translation differences	-	-	(31)	-	-	5,806	(106)	5,669
Net losses recognised directly in equity	-	-	(31)	-	-	(34,364)	(106)	(34,501)
Net profit for the financial period	-	-	-	-	120,728	-	1,719	122,447
Total (losses)/gains recognised for the financial period	-	-	(31)	-	120,728	(34,364)	1,613	87,946
Dividends to minority interest	-	-	-	-	-	-	(3,223)	(3,223)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	3,225	-	3,225
- new shares issued	2,977	-	-	-	-	(2,737)	-	240
- treasury shares re-issued	-	2,331	-	(1,117)	-	(1,187)	-	27
Balance at 4 April 2008	843,715	(4,595)	(641)	(1,195)	1,846,753	67,706	43,689	2,795,432
Fair value gains on cash flow hedges	-	-	-	-	-	5,144	-	5,144
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	-	(16,486)	-	(16,486)
Fair value gains on available-for-sale financial asset	-	-	-	-	-	34	-	34
Tax on fair value gains and losses	-	-	-	-	-	1,260	-	1,260
Currency translation differences	-	-	-	-	-	2,292	(324)	1,968
Net losses recognised directly in equity	-	-	-	-	-	(7,756)	(324)	(8,080)
Net profit for the financial period	-	-	-	-	75,767	-	1,557	77,324
Total gains/(losses) recognised for the financial period	-	-	-	-	75,767	(7,756)	1,233	69,244
Dividends to equity holders	-	-	-	-	(108,759)	-	-	(108,759)
Dividends to minority interest	-	-	-	-	-	-	(1,611)	(1,611)
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	(962)	(962)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	2,915	-	2,915
- new shares issued	1,664	-	-	-	-	-	-	1,664
Purchase of treasury shares	-	(621)	-	-	-	-	-	(621)
Purchase of shares by employee benefit trust	-	-	(446)	-	-	-	-	(446)
Balance at 27 June 2008	845,379	(5,216)	(1,087)	(1,195)	1,813,761	62,865	42,349	2,756,856

1.(d)(i) Statement of Changes in Equity (continued)

GROUP	Capital and reserves attributable to equity holders of the Company					
	Share capital	Shares held by employee benefit trust	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 30 December 2006	822,066	(2,482)	1,280,755	8,378	33,378	2,142,095
Fair value gains on cash flow hedges	-	-	-	8,134	-	8,134
Fair value losses on cash flow hedges transferred to the income statement	-	-	-	17,314	-	17,314
Fair value loss on available-for-sale financial asset	-	-	-	(39)	-	(39)
Tax on fair value gains and losses	-	-	-	(378)	-	(378)
Currency translation differences	-	-	-	(680)	18	(662)
Net gains recognised directly in equity	-	-	-	24,351	18	24,369
Net profit for the financial period	-	-	42,720	-	2,388	45,108
Total gains recognised for the financial period	-	-	42,720	24,351	2,406	69,477
Dividends to minority interest	-	-	-	-	(826)	(826)
Disposal of a subsidiary	-	-	-	-	3,669	3,669
Employee equity compensation schemes:						
- value of employee services	-	-	-	2,403	-	2,403
- new shares issued	6,279	-	-	(2,645)	-	3,634
Sale of shares by employee benefit trust	-	310	-	-	-	310
Balance at 6 April 2007	828,345	(2,172)	1,323,475	32,487	38,627	2,220,762
Fair value gains on cash flow hedges	-	-	-	4,575	-	4,575
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	(3,306)	-	(3,306)
Fair value loss on available-for-sale financial asset	-	-	-	(23)	-	(23)
Tax on fair value gains and losses	-	-	-	76	-	76
Currency translation differences	-	-	-	(250)	497	247
Net gains recognised directly in equity	-	-	-	1,072	497	1,569
Net profit for the financial period	-	-	93,042	-	1,889	94,931
Total gains recognised for the financial period	-	-	93,042	1,072	2,386	96,500
Dividends to equity holders	-	-	(38,671)	-	-	(38,671)
Dividends to minority interest	-	-	-	-	(71)	(71)
Acquisition of additional interests in a subsidiary	-	-	-	-	(14)	(14)
Employee equity compensation schemes:						
- value of employee services	-	-	-	2,854	-	2,854
- new shares issued	8,143	-	-	-	-	8,143
Sale of shares by employee benefit trust	-	1,239	-	-	-	1,239
Balance at 29 June 2007	836,488	(933)	1,377,846	36,413	40,928	2,290,742

1.(d)(i) Statement of Changes in Equity (continued)

COMPANY	Share capital	Treasury shares	Treasury shares reserves	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 29 December 2007	840,738	(6,926)	(78)	918,017	29,266	1,781,017
Fair value gains on cash flow hedges	-	-	-	-	2,461	2,461
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	(134)	(134)
Net gains recognised directly in equity	-	-	-	-	2,327	2,327
Net profit for the financial period	-	-	-	4,816	-	4,816
Total gains recognised for the financial period	-	-	-	4,816	2,327	7,143
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	3,225	3,225
- new shares issued	2,977	-	-	-	(2,737)	240
- treasury shares re-issued	-	2,331	(1,117)	-	(1,187)	27
Balance at 4 April 2008	843,715	(4,595)	(1,195)	922,833	30,894	1,791,652
Fair value gains on cash flow hedges	-	-	-	-	159	159
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	(2,491)	(2,491)
Net losses recognised directly in equity	-	-	-	-	(2,332)	(2,332)
Net profit for the financial period	-	-	-	168,024	-	168,024
Total gains/(losses) recognised for the financial period	-	-	-	168,024	(2,332)	165,692
Dividends to equity holders	-	-	-	(108,759)	-	(108,759)
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	2,915	2,915
- new shares issued	1,664	-	-	-	-	1,664
Purchase of treasury shares	-	(621)	-	-	-	(621)
Balance at 27 June 2008	845,379	(5,216)	(1,195)	982,098	31,477	1,852,543

COMPANY	Share capital	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000
Balance at 30 December 2006	822,066	852,015	21,423	1,695,504
Net profit for the financial period	-	3,863	-	3,863
Total gains recognised for the financial period	-	3,863	-	3,863
Employee equity compensation schemes:				
- value of employee services	-	-	2,403	2,403
- new shares issued	6,279	-	(2,645)	3,634
Balance at 6 April 2007	828,345	855,878	21,181	1,705,404
Net profit for the financial period	-	100,587	-	100,587
Total gains recognised for the financial period	-	100,587	-	100,587
Dividends to equity holders	-	(38,671)	-	(38,671)
Employee equity compensation schemes:				
- value of employee services	-	-	2,854	2,854
- new shares issued	8,143	-	-	8,143
Balance at 29 June 2007	836,488	917,794	24,035	1,778,317

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.

Issued and paid up capital

As at 27 June 2008, the Company's issued and paid-up capital comprised 1,472,706,789 (28 December 2007: 1,469,941,544) ordinary shares.

Share options

As at 28 December 2007, there were 28,290,533 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the 6 months ended 27 June 2008, 1,177,327 share options were exercised to take up unissued shares of the Company at the subscription price of between S$2.06 to S$3.32 per share and 472,002 options were cancelled.

In addition, the Company granted 9,658,000 new options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL SOP.

As at 27 June 2008, options to subscribe for 36,299,204 ordinary shares remain outstanding under the NOL SOP.

Performance shares

As at 28 December 2007, there were 4,784,907 outstanding performance shares under the NOL Performance Share Plan ("NOL PSP").

During the 6 months ended 27 June 2008, 2,361,535 performance shares were vested on 2 January 2008 and 58,001 were cancelled.

In addition, the Company awarded 2,344,000 new performance shares under the NOL PSP.

As at 27 June 2008, 4,709,371 performance shares remain outstanding under the NOL PSP.

Treasury shares

As at 28 December 2007, there were 2,226,334 treasury shares that may be re-issued upon the exercise of options under the NOL SOP and the vesting of performance shares under the NOL PSP.

During the 6 months ended 27 June 2008, the Company re-issued 18,000 treasury shares pursuant to the NOL SOP at the exercise price of S$2.20 per share, and re-issued 755,617 treasury shares pursuant to the NOL PSP.

In addition, the Company purchased 274,000 shares by way of market acquisitions at prices ranging from S$3.11 to S$3.15 per share, with total consideration paid amounting to US$621,297 (including transaction costs). The share purchases were made out of the Company's capital and held as treasury shares for the purposes of fulfilling the Company's obligations under the NOL SOP and NOL PSP.

As at 27 June 2008, there were 1,726,717 treasury shares remaining that have not been re-issued.

2. Basis of Preparation

The preparation of the second quarter 2008 interim financial information in conformity with Singapore Financial Reporting Standards requires management to exercise its judgement in the process of applying the Neptune Orient Lines Limited Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities as at 27 June 2008 and the reported amounts of revenue and expenses during the financial period from 29 December 2007 to 27 June 2008. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

3. Negative Assurance Confirmation by the Board Pursuant to Rule 705(4) of the Listing Manual

On behalf of the board of directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the board of directors of the Company which may render the interim financial information for the second quarter ended 27 June 2008 to be false or misleading.

On behalf of the board of directors

CHRISTOPHER LAU Director	RONALD WIDDOWS Director

Dated this 7 August 2008

4. Audit or Review of Figures

The figures have not been audited nor reviewed by our auditors.

5. Auditors' Report (including any qualifications or emphasis of matter)

N.A.

6. Accounting Policies

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 7(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 28 December 2007.

7.(a) If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.

On 29 December 2007, the Group and the Company adopted the following Interpretations of FRS ("INT FRS"):

INT FRS 29	: Service Concession Arrangements: Disclosures (effective for annual periods beginning on or after 1 January 2008)
INT FRS 111	: FRS 102 - Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007)
INT FRS 112	: Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008)
INT FRS 114	: FRS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for annual periods beginning on or after 1 January 2008)

The adoption of the above INT FRS did not have any significant impact on the Group and the Company.

7.(b) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

8. **GROUP**

	YTD 2008	YTD 2007	Q2 2008	Q2 2007
Earnings per ordinary share after deducting any provision for preference dividends				
a) Based on the weighted average number of ordinary shares on issue (adjusted for shares held by employee benefit trust and treasury shares)	**13.37 US cts**	**9.30 US cts**	**5.16 US cts**	**6.36 US cts**
b) On a fully diluted basis (detailing any adjustments made to the earnings)	**13.27 US cts**	**9.21 US cts**	**5.11 US cts**	**6.28 US cts**

9. **Net Asset Value**

	Group			Company		
	27 June 2008 US$	28 Dec 2007 US$	Inc / (Dec) %	27 June 2008 US$	28 Dec 2007 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital (adjusted for treasury shares) of the issuer	1.85	1.81	2.21	1.26	1.21	4.13

10. **Review of the Performance of the Group**

YTD 2008 vs YTD 2007

The NOL Group achieved revenue of US$4.64 billion (YTD 2007: US$3.71 billion), an increase of 25% year-on-year (YoY).

Net profit increased 45% YoY from US$136 million in YTD 2007 to US$196 million in YTD 2008, primarily due to improved container shipping volumes and freight rates in selected key trades.

Q2 2008 vs Q2 2007

The NOL Group achieved revenue of US$2.24 billion (Q2 2007: US$1.81 billion), an increase of 24% year-on-year (YoY).

Net profit decreased 19% YoY from US$93 million in Q2 2007 to US$76 million in Q2 2008 due to higher operating costs, particularly bunker fuel, and lower utilisation as a result of a slowing container demand growth environment.

		YTD 2008 US$'m	YTD 2007 US$'m	Q2 2008 US$'m	Q2 2007 US$'m
(a)	**Revenue**				
	Container Shipping	3,943	2,990	1,924	1,468
	Logistics	681	624	318	299
	Terminals	283	301	138	146
	Others	6	6	3	2
	Elimination	(270)	(214)	(147)	(105)
	Total	4,643	3,707	2,236	1,810
(b)	**EBIT**				
	Container Shipping	168	105	60	77
	Logistics	30	26	13	14
	Terminals	31	44	19	23
	Others	-	1	-	(2)
	Total	229	176	92	112

(c) **Analysis by Business Units**

(I) **Container Shipping**

YTD 2008 vs YTD 2007

Container Shipping recorded YTD 2008 revenue of US$3.94 billion, an increase of US$953 million or 32% year-on-year (YoY). Volumes increased 13% YoY, mostly in the Intra-Asia and Transpacific backhaul trade, while average revenue per FEU showed a 15% improvement over YTD 2007 due to freight rate improvement in key trade lanes such as Asia-Europe and Intra-Asia and higher bunker recovery.

YTD 2008 EBIT increased by 60% YoY to US$168 million primarily as a result of higher freight rates, improved volumes and yield management in YTD 2008.

Q2 2008 vs Q2 2007

Container Shipping recorded Q2 2008 revenue of US$1.92 billion, an increase of US$456 million or 31% year-on-year (YoY). Volumes increased 12% YoY, mostly in the Intra-Asia and Transpacific backhaul trade, while average revenue per FEU showed a 14% improvement over Q2 2007 due to improved freight rates through higher bunker recovery.

Q2 2008 EBIT decreased by 22% YoY to US$60 million due to higher operating costs driven primarily by the rise in bunker fuel prices, and lower utilisation levels arising from slower container demand growth.

Container Shipping Q2 RESULTS 2008 and 2007
Unaudited

	YTD 2008	YTD 2007	Q2 2008	Q2 2007
Load Factors %				
Transpacific Eastbound	91%	93%	90%	93%
Asia-Europe Westbound	93%	100%	93%	100%
Transatlantic Westbound	88%	92%	89%	99%
Intra-Asia Westbound	92%	100%	88%	100%
Asia-Latin America/Mexico Eastbound	96%	97%	100%	100%
Headhaul	92%	97%	90%	98%
Volume ('000 FEU)				
Americas				
Transpacific	433	386	201	186
Latin America	103	83	51	40
	536	469	252	226
Europe				
Asia-Europe	231	213	113	101
Transatlantic	76	62	35	31
	307	275	148	132
Asia/Middle East				
Intra-Asia	426	380	206	184
Total Volume [4]	1,269	1,124	606	542
Operating Expenses (US$'m)				
Americas				
Transpacific	1,627	1,313	781	634
Latin America	381	283	187	136
	2,008	1,596	968	770
Europe				
Asia-Europe	757	552	378	264
Transatlantic	240	181	127	88
	997	733	505	352
Asia/Middle East				
Intra-Asia	770	556	391	269
Total Operating Expenses	3,775	2,885	1,864	1,391
Analysis of Expenses (US$'m)				
Operating Cost	3,412	2,559	1,683	1,229
General and Administrative	254	220	129	112
Depreciation and Amortisation	108	105	52	49
Others [5]	1	1	-	1
Total Operating Expenses	3,775	2,885	1,864	1,391

[4] Represents volume recognised from each Bill of Lading upon commencement of shipment on vessels.
[5] Others consists of minority interest and share of results of associated companies and joint ventures.

(c) **Analysis by Business Units (continued)**

(II) **Logistics**

YTD 2008 vs YTD 2007

Logistics recorded YTD 2008 revenue of US$681 million, an increase of US$57 million or 9% year-on-year (YoY). Contract Logistics and International Services revenue was up 4% and 18% respectively YoY on higher volume and rates in the International Services division and improved volumes in Contract Logistics.

YTD 2008 EBIT totalled US$30 million, a YoY 15% increase due to higher revenue derived from improved volumes and cost mitigation efforts in Contract Logistics.

Q2 2008 vs Q2 2007

Logistics recorded Q2 2008 revenue of US$318 million, an increase of US$19 million or 6% year-on-year (YoY). Contract Logistics and International Services revenue was up 5% and 8% respectively YoY on higher rates in the International Services division and improved volumes in Contract Logistics.

2Q 2008 EBIT totalled US$13 million, a YoY 7% decrease due to higher operating costs in both the Contract Logistics and International Services division.

LOGISTICS Q2 RESULTS 2008 and 2007
Unaudited
US$ millions

	YTD 2008	YTD 2007	Q2 2008	Q2 2007
BY REGION				
Revenue				
Americas	416	402	198	190
Europe	100	89	44	44
Asia/Middle East	165	133	76	65
Total Revenue	681	624	318	299
BY BUSINESS SEGMENT				
Revenue				
Contract Logistics Services	413	397	196	186
International Services	268	227	122	113
Total Revenue	681	624	318	299
Operating Expenses				
Contract Logistics Services	396	382	187	177
International Services	255	216	118	108
Total Operating Expenses	651	598	305	285
EBIT				
Contract Logistics Services	17	15	9	9
International Services	13	11	4	5
Total EBIT	30	26	13	14
Analysis of Expenses				
Operating Cost	558	499	261	237
General and Administrative	89	92	43	45
Depreciation and Amortisation	5	5	2	2
Others [6]	(1)	2	(1)	1
Total Operating Expenses	651	598	305	285

[6] Others consists of minority interest and share of results of associated companies and joint ventures.

(c) **Analysis by Business Units (continued)**

(iii) **Terminals**

YTD 2008 vs YTD 2007

Terminals recorded YTD 2008 revenue of US$283 million, a decrease of US$18 million or 6% YoY due mainly to lower volume throughput. YTD 2008 volume throughput decreased by 10% YoY.

Lower volumes achieved resulted in a decrease in YTD 2008 EBIT by 30% YoY to US$31 million.

Q2 2008 vs Q2 2007

Negative eastbound Transpacific growth experienced by the industry combined with the industry-wide seasonal capacity withdrawal from Transpacific route reduced Q2 2008 volume throughput by 8% year-on-year (YoY). As a result, Terminals recorded revenue of US$138 million, a decrease of US$8 million or 5% YoY.

Lower volumes achieved resulted in a decrease in Q2 2008 EBIT by 17% YoY to US$19 million.

TERMINALS Q2 RESULTS 2008 and 2007
Unaudited

	YTD 2008	YTD 2007	Q2 2008	Q2 2007
Total Volume ('000 Lifts)	1,112	1,232	544	594
Analysis of Expenses (US$'m)				
Operating Cost	220	228	104	109
General and Administrative	25	21	13	10
Depreciation and Amortisation	10	10	4	5
Others [7]	(3)	(2)	(2)	(1)
Total Operating Expenses	252	257	119	123

[7] Others consists of minority interest and share of results of associated companies and joint ventures.

11. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

N.A.

12. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.**

Deteriorating market conditions and high bunker prices will result in a significantly more challenging operating environment for container shipping lines in the second half of this year compared to the first half.

In the period ahead, NOL will maintain focus on keeping its asset base tight, while continuing to manage costs and productivity. Even as it sharpens its focus on improving efficiency, the Group will continue to invest in new capabilities that will have a positive impact on service delivery globally, with the aim of continuing to perform at the top of the container shipping sector.

13. **Dividend**

(a) **Any dividend recommended for the current financial period reported on?**

The directors are pleased to recommend an interim tax exempt (one-tier) dividend of 4.00 Singapore cents per share. The recommended interim dividend has not been provided for in this financial information and will be accounted for in the shareholders' equity as an appropriation of FY 2008 profits after income tax in the financial information for the financial period ending 19 September 2008.

Name of dividend	Interim
Dividend Type	Cash
Dividend Amount per share	4.00 Singapore cents
Tax Rate	Tax Exempt (One-tier)
Payment Date	5 September 2008

(b) **Any dividend declared for the corresponding period of the immediately preceding financial year?**

Name of dividend	Interim
Dividend Type	Cash
Dividend Amount per share	4.00 Singapore cents
Tax Rate	Tax Exempt (One-tier)
Payment Date	7 September 2007

(c) **Date payable**

The interim tax exempt (one-tier) dividend of 4.00 Singapore cents per share will be paid on 5 September 2008.

(d) **Books closure date**

Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 22 August 2008. Registrable Transfers received by the Company's Registrar, B.A.C.S. Private Limited, 63 Cantonment Road, Singapore 089758, up to 5.00 pm on 21 August 2008 will be registered to determine shareholders' entitlement to the dividend.

(e) **If no dividend has been declared (recommended), a statement to that effect.**

N.A.

14. Interested Person Transactions

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	YTD 2008 US$'000	YTD 2007 US$'000	Q2 2008 US$'000	Q2 2007 US$'000
Transactions for the Purchase of Goods and Services				
Keppel Shipyard Limited and its associates	-	1,090	-	-
Keppel Telecommunications & Transportation Ltd and its associates	156	281	-	139
PSA Corporation Limited and its associates	87,190	71,304	40,420	35,854
SembCorp Marine Ltd and its associates	19,303	620	5,965	242
Singapore Petroleum Company Limited and its associates	7,127	5,649	6,580	2,648
Transactions for the Leasing-in of Assets				
SembCorp Marine Ltd and its associates	2,169	2,169	754	1,000
Transactions for the Sale of Goods and Services				
PSA Corporation Limited and its associates	-	243	-	2
SNP Corporation Ltd and its associates	-	121	-	80

The above relates to cumulative value of transactions (inclusive of GST) more than S$100K.

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 7 August 2008

Press Release

NOL First Half Net Profit Up 45% to US$196 Million

Yield and cost management remain in sharp focus

Singapore, 7 August 2008: Global container shipping, terminals and logistics group Neptune Orient Lines (NOL) today reported a net profit for the first half of 2008 (1H08) of US$196 million, a rise of 45% over the same period of 2007 (1H07).

1H08 EBIT was US$229 million, 30% higher than 1H07.

For the second quarter of 2008 (2Q08), a period marked by deteriorating market conditions and significant cost pressures, the company reported a net profit of US$76 million (19% lower than 2Q07) and EBIT of US$92 million (down 18% on 2Q07).

Revenues for 1H08 were up 25% to a record US$4.64 billion. 2Q08 revenues rose by 24% to US$2.24 billion over the same period of 2007.

FINANCIAL HIGHLIGHTS

	1H08	1H07	Change %	2Q08	2Q07	Change %
Revenue (US$m)	4,643	3,707	25	2,236	1,810	24
EBIT (US$m)	229	176	30	92	112	(18)
Net profit (US$m)	196	136	45	76	93	(19)

Announcing the results, NOL Group Chairman, Mr Cheng Wai Keung, said: "Our results for the year to date show a good financial performance in the first quarter and reflect the more difficult business environment experienced in the second quarter."

"As a result of the healthy operating cash flows generated, the NOL Group's balance sheet continues to be in a strong position, with net gearing at 0.24 times."

The NOL Board of Directors has approved an interim tax-exempt (one-tier) dividend of 4 Singapore cents per share to be paid on 5 September 2008.

NOL Group President and Chief Executive Officer, Mr Ron Widdows, said: "The Group has reported a positive operational and financial performance for the first half, despite a significantly more challenging business landscape."

"The second quarter was impacted by a large run up in bunker costs and a deterioration in core rate levels in the Asia-Europe trade."

"At the top line, the company has generated more than US$900 million in additional revenue for 1H08 compared to the same period last year, showing the benefits of higher volumes carried and a focused approach to fuel cost recovery."

"A major achievement was the outcome of Transpacific contracting where we implemented floating bunker fuel surcharges on a majority of customer contracts that took effect in May. Overall, the company's bunker recovery was much higher than in the previous year."

BUSINESS SECTOR FOCUS

NOL's core Container Shipping business, APL, saw revenues rise 32% to US$3.94 billion for 1H08, and 31% for 2Q08, at US$1.92 billion. 2Q08 average revenue per FEU of US$3,014 was 14% higher than for 2Q07. This largely reflected higher bunker adjustment factor (BAF) collections.

APL carried record volumes of 1.27 million FEU (forty-foot equivalent unit) in 1H08. This was 13% more than in 1H07, with volume increases in most major trade lanes.

The Container Shipping unit reported EBIT for 1H08 of US$168 million, up 60% on 1H07. 2Q08 EBIT of US$60 million was 22% lower than for 2Q07.

Mr Widdows said: "The combination of continuing growth in container volumes, and effective yield management enabled APL to deliver an improved earnings performance for the half year, although there was a decline in the results for the second quarter. Costs, particularly for fuel, have continued to escalate."

The APL Logistics unit recorded a 9% improvement in 1H08 revenues to US$681 million, with 2Q08 up 6% at US$318 million.

Logistics' EBIT grew by 15% year-on-year to US$30 million, as a result of improved margins and effective cost management. For 2Q08, EBIT was US$13 million compared to US$14 million in 2Q07.

The Logistics business continued to grow revenues that support its network of products and services closely aligned with the Group's Container Shipping business. Accelerated growth in the APL IndiaLinx™ rail freight service, new business wins in contract logistics, and the success of the new APL Guaranteed™ time-definite product contributed to the results for the period.

The Terminals unit reported revenues of US$283 million for 1H08 and US$138 million for 2Q08, down 6% and 5% year-on-year, respectively. Terminals' EBIT for 1H08 was US$31 million, down 30%. 2Q08 EBIT of US$19 million was 17% lower than for 2Q07.

Terminals' performance reflected the significant industry-wide reduction of container flows over the US West Coast. There were stronger volumes over the US East Coast as shippers looked to diversify the gateways they use to protect supply chains against potential problems on the West Coast.

Mr Widdows reiterated that the long-term demand outlook for terminals remains positive and said that NOL is taking steps to grow its Terminals portfolio to support the growth of Container Shipping.

OUTLOOK

Deteriorating market conditions and high bunker prices will result in a significantly more challenging operating environment for container shipping lines in the second half of this year compared to the first half.

In the period ahead, NOL will maintain focus on keeping its asset base tight, while continuing to manage costs and productivity. Even as it sharpens its focus on improving efficiency, the Group will continue to invest in new capabilities that will have a positive impact on service delivery globally, with the aim of continuing to perform at the top of the container shipping sector.

1H08 OPERATING PERFORMANCE (vs 1H07)

Container Shipping

- Revenue 32% higher at US$3.94 billion
- EBIT of US$168 million, up 60%
- EBIT Margin of 4.3% compared to 3.5%
- Average revenue per FEU up 15% to US$2,972
- Container volumes rose 13% to 1.27 million FEU

Terminals

- Revenue down 6% to US$283 million
- Average revenue per lift up 4% to US$254
- EBIT of US$31 million, down 30%
- EBIT Margin of 11.0% compared to 14.6%

Logistics

- Revenue 9% higher at US$681 million
- EBIT of US$30 million, up 15%
- EBIT Margin of 4.4% compared to 4.2%

-ENDS-

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

1H & 2Q 2008 Performance Review

7 August 2008

NOL

Forward Looking Statements

The following presentation includes forward-looking statements, which involve known and unknown risks and uncertainties, that could cause actual results or performance to differ. Forward looking information is based on current views and assumptions of management, including, but not limited to, prevailing economic and market conditions. Such statements are not, and should not be interpreted as a forecast or projection of future performance.

1. Group Highlights



By Cheng Wai Keung
Chairman

Group Financial Highlights

US$m	1H08	1H07	% ▲	2Q08	2Q07	% ▲
Revenue	**4,643**	3,707	25	**2,236**	1,810	24
EBIT	**229**	176	30	**92**	112	(18)
Net profit	**196**	136	45	**76**	93	(19)
Basic EPS (US cents)	**13.37**	9.30	44	**5.16**	6.36	(19)

Group Dividends: Interim dividend of 4.00 Singapore cents per share, tax exempt (one-tier).



By Ron Widdows
Group President & CEO

2. 1H08 & 2Q08 Financial Highlights

NOL

Strong Financial Performance

Continued revenue growth and positive earnings in a challenging container shipping environment.



Revenues US$M
9,000
6,000
3,000
0
1,500 EBIT (US$M)
1,000
500
0
Revenue CAGR 10%
Revenue Growth 25%
5,523
6,545
7,271
7,264
8,160
3,707
4,643
567
957
906
401
613
176
229
2003
2004
2005
2006
2007
1H 07
1H 08
EBIT Margin
10.3%
14.5%
12.5%
5.5%
7.5%
4.7%
4.9%

NOL

Group EBIT Breakdown

US$m	1H08	1H07	% ▲	2Q08	2Q07	% ▲
Container Shipping	**168**	105	60	**60**	77	(22)
Logistics	**30**	26	15	**13**	14	(7)
Terminals	**31**	44	(30)	**19**	23	(17)
Others	-	1	nm	-	(2)	nm
Total EBIT	**229**	**176**	**30**	**92**	**112**	**(18)**

1H & 2Q 2008 Key Highlights

- **Container Shipping**
  - 1H 2008 revenue increased by 32% or US$953 million year-on-year (YoY) to US$3.9 billion
  - 1H 2008 volumes increased by 13% to 1.3 million FEUs
  - Average revenue per FEU for 1H 2008 increased by 15% YoY to US$2,972
  - 1H 2008 headhaul capacity grew 13% YoY
  - Utilisation in 2Q 2008 at 90%
  - Bunker fuel cost per metric ton for 1H 2008 increased by 64% YoY

- **Logistics**
  - 1H 2008 and 2Q 2008 revenue grew by 9% and 6% respectively

- **Terminals**
  - 1H 2008 volume throughput decreased by 10% YoY to 1.1 million lifts
  - 2Q 2008 volume throughput decreased by 8% YoY to 544,000 lifts

3. 1H08 & 2Q08 Financial Performance



By Cedric Foo
Group Deputy President & CFO

Group Financial Highlights

US$m	1H08	1H07	% ▲	2Q08	2Q07	% ▲
Revenue	**4,643**	**3,707**	**25**	**2,236**	**1,810**	**24**
EBITDA	**355**	**299**	**19**	**152**	**170**	**(11)**
• Depreciation & Amortisation	(126)	(123)	2	(60)	(58)	4
EBIT	**229**	**176**	**30**	**92**	**112**	**(18)**
• Gross Interest Expense	(11)	(22)	(52)	(5)	(10)	(46)
• Tax	(22)	(18)	18	(11)	(9)	10
Net profit to equity holders	**196**	**136**	**45**	**76**	**93**	**(19)**

Group Revenue Breakdown

US$m	1H08	1H07	% ▲	2Q08	2Q07	% ▲
Container Shipping	**3,943**	2,990	32	**1,924**	1,468	31
Logistics	**681**	624	9	**318**	299	6
Terminals	**283**	301	(6)	**138**	146	(5)
Others	**6**	6	-	**3**	2	50
Elimination	**(270)**	(214)	26	**(147)**	(105)	40
Total Revenue	**4,643**	**3,707**	**25**	**2,236**	**1,810**	**24**


6% (Terminals)
14% (Logistics)
80% (Container Shipping)

1H08 Revenue by business segment is stated before inter-segment elimination.

Group EBIT Breakdown

US$m	1H08	1H07	% ▲	2Q08	2Q07	% ▲
Container Shipping	**168**	105	60	**60**	77	(22)
Logistics	**30**	26	15	**13**	14	(7)
Terminals	**31**	44	(30)	**19**	23	(17)
Others	**-**	1	nm	**-**	(2)	nm
Total EBIT	**229**	**176**	**30**	**92**	**112**	**(18)**

Balance Sheet Highlights

US$m	27 Jun '08	28 Dec '07
Total Assets	5,538	5,009
Total Liabilities	2,781	2,301
Total Equity	2,757	2,708
Total Debt	931	592
Total Cash	273	504
Net Debt	658	88
Gearing (Gross)	0.34 x	0.22 x
Gearing (Net)	0.24 x	0.03 x
NAV per share (US$)	1.85	1.81
(S$)	2.52	2.63

NOL

Cash Flow Highlights

US$m	1H08	1H07
Cash & Cash Equivalents - Beginning	**504**	**694**
Cash Inflow/(outflow)		
Operating Activities	323	230
Investing/Capex Activities	(785)	(314)
Financing Activities	231	(102)
Cash & Cash Equivalents – Closing	**273**	**508**

NOL

Capital Expenditure

US$m	1H08 Actual	FY07 Actual
1. Vessels	316	386
2. Equipment / Facilities	462	447
3. Drydock	13	43
4. IT	7	15
5. Others	6	22
Total	**804**	**913**

NOL

Container Shipping

4. Container Shipping



By Ron Widdows
Group President & CEO

NOL

Container Shipping Profit & Loss Summary

US$m	1H08	1H07	% ▲	2Q08	2Q07	% ▲
Revenue	**3,943**	2,990	32	**1,924**	1,468	31
EBITDA	**276**	210	31	**112**	126	(11)
• Depreciation & Amortisation	**(108)**	(105)	3	**(52)**	(49)	6
EBIT	**168**	105	60	**60**	77	(22)
EBIT Margin	**4.3%**	3.5%		**3.1%**	5.2%	

- Revenue for 1H08 increased by 32% year-on-year (YoY) to US$3.9 billion due to higher volumes and improved freight rates and higher bunker recovery.
- For 1H08, EBIT increased by 60% YoY to US$168 million and EBIT margins increased to 4.3% from 3.5% primarily due to higher freight rates, improved volumes and yield management.
- 2Q08 EBIT decreased by 22% YoY to US$60 million due to higher operating costs driven primarily by the rise in bunker fuel prices, and lower utilisation levels arising from slower container demand growth.

Historical World Economy and Trade Growth

In the last 10 years, containerised trade growth has averaged close to 11% with a multiple of almost 3 times World Real GDP growth. Recent global economy indicators have shown that trends are shifting downwards with container growth still growing but at a lower rate.


Real GDP
World Trade
World containerized trade
Forecast
9.8%
12.3%
5.1%
13.7%
9.0%
9.5%
5.6%
5.8%
3.7%
3.8%
14
12
10
8
6
4
2
0
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
Source: IMF Apr 08; Credit Suisse Jul 08; Clarkson's

Container Trade Growth

- In the last 5 years, it has never gone below **9.9%**
- In the last 10 years, it has never gone below **8.3%** except for 2001
- In the last 20 years, it has never gone below **5%**

	Average 98-07	Average 87-07
World real GDP	3.9	3.5
World Trade	6.6	6.8
World Containerized Trade	10.6	10
World Trade/ Real GDP	1.7	1.9
Containerized Trade/Real GDP	2.7	2.9

Forecast World Economy and Trade Growth

Global slowdown in 2008 with slight recovery from 2009 ... recovery is not forecast until 2010.

World GDP Growth



%
CAGR 09-13: 3.2%
4
3.7
2.6
2.8
3.3
3.3
3.3
3.3
2006
2007
2008F
2009F
2010F
2011F
2012F
2013F

World Trade Growth



%
CAGR 09-13: 7.5%
9.1
7.3
6.2
6.5
7.5
7.9
7.7
7.7
2006
2007
2008F
2009F
2010F
2011F
2012F
2013F

- **After slowdown of GDP growth to 2.6% in 2008, growth recovery to 2.8% forecast in 2009**
- **World GDP growth projected to rise to 3.3% in latter part of horizon period**

- **World trade growth forecast to hit a low of 6.2% in 2008 before starting to recover in 2009**
- **World trade growth expected to stabilize at around 7.5-7.7% in latter part of horizon period**

Source: EIU May 08

NOL

US Retail Growth Softening Significantly

US retail growth has continued to trend downwards since late 2007, to levels not seen since 2001.

US RETAIL SALES EX-FOOD YOY CHG (%)



14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
MAY 93
NOV 93
MAY 94
NOV 94
MAY 95
NOV 95
MAY 96
NOV 96
MAY 97
NOV 97
MAY 98
NOV 98
MAY 99
NOV 99
MAY 00
NOV 00
MAY 01
NOV 01
MAY 02
NOV 02
MAY 03
NOV 03
MAY 04
NOV 04
MAY 05
NOV 05
MAY 06
NOV 06
MAY 07
NOV 07
MAY 08

Source: US Census Bureau, Citi Investment Research

NOL

Negative US Import from Asia to US

Softening of US demand has pushed US into a negative import environment.



6m Trailing US Imports from NE/SE Asia
25%
20%
15%
10%
5%
0%
-5%
1Q99
1Q00
1Q01
1Q02
1Q03
1Q04
1Q05
1Q06
1Q07
1Q08

Source: PIERS, Citi Investment Research

Significant Deterioration in Europe

Recently, Europe has seen significant deterioration in consumer demand.



Europe Retail Sales YoY Change (%) 1996 - May 2008
5
4
3
2
1
0
-1
-2
-3
Jan-96
Jul-96
Jan-97
Jul-97
Jan-98
Jul-98
Jan-99
Jul-99
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08

Source: Eurostat

Global Trade Lanes

Asia continues to be the engine of global trade. However, growth rates in most trades are slowing considerably in 2008.



2Q08 Westbound Growth[1]
North Europe: 5.2%
Mediterranean: 3.6%
ASIA-EUROPE
2007 size: 21.2 m TEU
2008 growth est: ~5%
TRANS-PACIFIC
2007 size: 20.7 m TEU
2008 growth est: ~3%
TRANS-ATLANTIC
2007 size: 6.6m TEU
2008 growth est: ~flat%
May 08 YTD Eastbound Growth[1]
West Coast: -9.0%
East Coast: 6.0%

Source: Drewry, FEFC, IADA, IRA, ISAA, GPS, Clarksons, MDS, JOC and NOL estimates

*Headhaul

Note: 1) 2Q 08 and May YTD 2008 growth rates source: FEFC and JOC

U.S. Trade Growth with Asia

Depreciation in US dollar and Asian growth have propelled US export growth despite slowing US consumption and imports, creating more balanced trade on the Transpacific.

U.S. Trade with Asia (% Growth) 2004-Q1 2008



25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
16.0%
13.5%
15.6%
2.6%
14.8%
11.6%
10.9%
9.7%
17.9%
2.7%
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Import Growth
Export Growth

Source: U.S. Department of Commerce

Shifting Trade Dynamics in Backhaul Trades

Softening US imports and export growth have resulted in negative growth on headhaul volumes into the US but continued positive growth of backhaul volumes out of the US.



Transpacific Eastbound Westbound Trade Growth
% Growth
25%
20%
15%
10%
5%
0%
-5%
-10%
Q1 07
Q2 07
Q3 07
Q4 07
Jan - May 08
TP Eastbound (headhaul)YoY Change
TP Westbound (backhaul) YoY Change



Transatlantic Westbound Eastbound Trade Growth
% Growth
25%
20%
15%
10%
5%
0%
-5%
-10%
Q1 07
Q2 07
Q3 07
Q4 07
Jan - May 08
TA Westbound (headhaul) YoY Change
TA Eastbound (backhaul) YoY Change

Source: JOC

Industry Bunker Spot Price

Slower economic growth and rising bunker costs, which continue to grow as a proportion of operating costs, are putting substantial strain on the container shipping industry.



Average Monthly Bunker spot price (US$/MT)
US$/MT
$800
$700
$600
$500
$400
$300
$200
$100
Peak Spot Price
(15 July 08): $761
1 Aug: $704
P6 2008: $644
Period 6 2008
Y-o-Y : 92%
YTD : 38%
P1 2008: $467
P6 2007: $351
P1 2007: $266
2003
2004
2005
2006
2007
2008
Year

Source: Platts (High Sulphur Fuel Oil SIN 380cst Grade)

Container Shipping Network Capacity & Utilisation

2Q08 utilisation fell to 90% as a result of slowing container growth in key headhaul tradelanes. Network capacity has been managed to optimise utilisation rates.



Average Capacity (weekly TEUs)
Utilisation %
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
100%
80%
60%
40%
20%
0%
96%
95%
99%
96%
98%
98%
99%
93%
95%
90%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2006
2007
2008

Note: Figures are based on the headhaul leg of main linehaul services
The capacity figures takes into account "winter program" initiations.

NOL

Maintaining High Utilisation Rates

We have consistently achieved higher utilisation than industry average and will continue to manage capacity to optimise utilisation rates.

APL vs Industry(TSA) Utilisation



Utilisation (%)
120%
100%
80%
60%
40%
APL Average: 94%
TSA Average: 92%
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
APL
TSA

APL vs Industry(FEFC) Utilisation



Utilisation (%)
120%
100%
80%
60%
40%
APL Average: 98%
FEFC Average: 93%
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
APL
FEFC

Source: TSA, FEFC and NOL

NOL

Flexibility in Capacity

NOL continues to be flexible in managing capacity depending on container shipping environment. Recent slowdown in the container shipping sector has resulted in reconfiguration and adjustments to network planning resulting in lower capacity growth than planned.



Planned vs Actual Capacity
Weekly Capacity (TEU)
80,000
60,000
40,000
20,000
0
Q4 2007
Q1 2008
Q2 2008
Q3 2008
Planned Capacity
Actual Capacity

Note: Figures are based on the headhaul leg of main linehaul services
The capacity figures takes into account 'winter program' initiations.

NOL

Keeping Asset Base Tight

Managing through the downturns will require capacity to be restrained in order to keep utilisation healthy.



Slowing of Vessels
Network Configuration
Rationalisation with Others
Physical asset reduction
Capacity and Cost Reduction
Maximise Utilisation

NOL

Summary

- **Improved 1H 2008 EBIT by 60% YoY in a difficult operating environment**
- **Industry will continue to face challenges with:**
  - Continued high bunker fuel costs
  - Softer container demand growth
- **Keeping utilisation levels and capacity tight will be challenging**
- **Continue to be flexible in managing capacity and utilisation to maximise profitability in a changing container trade environment**

NOL

Logistics

5. Logistics



By Brian Lutt
President, APL Logistics

NOL

Logistics P&L Summary

US$m	1H08	1H07	% ▲	2Q08	2Q07	% ▲
Revenue	**681**	624	9	**318**	299	6
EBITDA	**35**	31	13	**15**	16	(6)
• Depreciation & Amortisation	**(5)**	(5)	-	**(2)**	(2)	-
EBIT	**30**	26	15	**13**	14	(7)
EBIT Margin	**4.4%**	4.2%		**4.1%**	4.7%	

- Revenue for 1H08 grew by US$57 million or 9% year-on-year (YoY) to US$681 million due to higher volumes from Contract Logistics and improved volume and rates in International Services.
- Logistics 1H08 EBIT increased by US$4 million or 15% YoY at US$30 million mainly due to improved volumes and cost mitigation efforts in Contract Logistics.
- 2Q08 EBIT decreased by US$1 million YoY to US$13 million as a result of higher operating costs incurred in both the Contract Logistics and International Services divisions during the quarter.

NOL

Strategic Value to The Enterprise

Taking significant effort to build deeper, broader capabilities and improve cost efficiency in our Logistics business in order to better leverage our value chain, particularly with those customers who have a strategic significance to our enterprise.

NOL Value Chain


Origin
Warehouse
Land
Consol
Terminals
Container Shipping
Terminals
Deconsol
Land
Warehouse
Destination

Extend landside capabilities in :

1) **India - expansion of IndiaLinx Rail network and warehousing capabilities**
2) **China – further enhance consolidation services for exports and expand deconsolidation and distribution services for the growing import volume**

Focus on growing business with Value Added Services component and time-definite products such as Ocean Guaranteed and APL Guaranteed Continental

NOL

Logistics: A Clear Vertical Focus

Logistics & Container Shipping Verticals Have Strong Overlap

Our focus remains with 3 vertical segments:

- Retail and Apparel
- Consumer and Hi-Tech Electronics
- Automotive

- 87% of Logistics business has an overlap to container shipping
- Source of revenue generation for both logistics and container shipping through cross selling of services
- Customer segment focused to provide greater value-added services to the customers' logistics chain

% Overlap In Vertical Coverage


29%
6%
26%
23%
16%
13%
10%
23%
20%
34%
Others
Electronics/ Hi Tech
Retail
Apparel
Auto/ Industrial
Container Shipping (TP)
Logistics

Source: NOL internal analysis

NOL

Expand Landside Capabilities In India

Introduction of IndiaLinx Rail service is an ideal platform to expand landside capabilities that replicates APL's US capabilities.


CUSTOMER STORE
Nhava Sheva

NOL

Expand Landside Capabilities in India

Introduction of IndiaLinx Rail service is an ideal platform to expand landside capabilities that replicates APL's US capabilities.


CUSTOMER STORE
WMS
Delhi
Mundra
Rewas
WMS
Nhava Sheva
WMS
Chennai

NOL

Enhance Deconsolidation Capabilities in the US

Deconsolidation provides costs efficiencies to the customer by eliminating handling and associated costs of distribution centers and eliminate costs on intermodal backhaul from distribution centers to store.


CUSTOMER STORE
CUSTOMER STORE
WMS
CUSTOMER STORE
Los Angeles
CUSTOMER STORE
CUSTOMER STORE

NOL

Enhance Deconsolidation Capabilities in the US

Deconsolidation provides costs efficiencies to the customer by eliminating handling and associated costs of distribution centers and eliminate costs on intermodal backhaul from distribution centers to store.



CUSTOMER STORE
CUSTOMER STORE
CUSTOMER STORE
CUSTOMER STORE
DNS
Los Angeles
CUSTOMER STORE
East Coast Port
DNS

NOL

Terminals

6. Terminals



By Steve Schollaert
President, APL Terminals

NOL

Terminals P&L Summary

US$m	1H08	1H07	% ▲	2Q08	2Q07	% ▲
Revenue	**283**	301	(6)	**138**	146	(5)
EBITDA[1]	**41**	54	(24)	**23**	28	(18)
• Depreciation & Amortisation	**(10)**	(10)	-	**(4)**	(5)	(20)
EBIT[1]	**31**	44	(30)	**19**	23	(17)
EBIT Margin	**11.0%**	14.6%		**13.8%**	15.8%	

[1] Includes share of results from a joint venture.

- Negative eastbound Transpacific growth experienced by the industry for the year combined with industry-wide seasonal capacity withdrawal from Transpacific route reduced 1H08 terminal volume throughput by 10%. As a result, Terminals recorded 1H08 revenue of US$283 million, a decrease of US$18 million or 6% YoY.
- 1H08 EBIT decreased by US$13 million or 30% YoY to US$31 million due primarily to lower volumes.
- Similarly to 1H08, 2Q08 EBIT decreased by US$4 million or 17% YoY to US$19 million primarily due to lower volumes.

NOL

Demand to Outgrow Supply

Demand growth still expected to outstrip supply growth by 3:1...

- **Capacity expected to lag demand**
- **US & N. Europe the worst**


M TEUs
CAGR '06-'12
Capacity
3.9%
9.3%
Throughput
800
750
700
650
600
550
500
450
400
2006
2007
2008
2009
2010
2011
2012

	2006	2007	2008	2009	2010	2011	2012
Throughput	441	490	540	591	643	697	753
Capacity	614	657	696	732	758	768	773
Utilisation	72%	75%	78%	81%	85%	91%	97%

Note: Figures based on confirmed expansion plans only
Source: Drewry Global Container Terminal Operators Review 2007 report

...Port congestion expected

2012 Throughput vs Capacity (M TEU)


CAGR ('07-'12)
Demand
Supply
Far East 10.6% 3.4%
SE Asia 7.3% 2.6%
N Europe 7.1% 3.2%
N America 6.7% 2.8%
S Europe 6.5% 3.8%
Middle East 9.8% 2.8%
C America 5.0% 3.9%
S America 8.0% 2.7%
Africa 11.3% 7.4%
S Asia 12.1% 5.3%
Oceania 6.6% 0.0%
E Europe 20.8% 4.1%
0
50
100
150
200
250
300
Throughput (Demand)
Capacity (Supply)

NOL

Expanding our Terminals Portfolio

Will continue to explore terminal investment and expansion in areas identified as strategic to the APL's network.

- **Strategic to APL**
  - Investment and expansion to support Container Shipping
  - Facilitate greater link between Container Shipping and Logistics
  - Enhance efficiency to service the customer



- **Location**
  - Areas of potential congestion
  - Foothold to expand synergies among the three business divisions



- **Long-term investment**

Key Strategic Terminals

Will continue to explore terminal investment and expansion in areas identified as strategic to the APL's network:


St.Petersburg
Germany
UK
Rotterdam
Belgium
Sokhna
Dubai
Jeddah
Salalah
Mumbai
Colombo
Jakarta
Qingdao
Shanghai
Ningbo
Busan
Yokohama
Kobe
Kaohsiung
Ho Chi Minh
Laem Chabang
Singapore
Sydney
Melbourne
Dutch Harbour
Seattle
Oakland
San Pedro
Lazaro Cardenas
Manzanillo
Panama
NY/NJ
South East
Savannah

- **Expand and upgrade our current network**
- **Greater inroads into China**
- **Pursuing opportunities in India and Middle East**

- APL Operated
- Joint Venture/ Investments
- New Terminal Wins
- APL 3rd Party

7. Group Outlook

Group Outlook

Deteriorating market conditions and high bunker prices will result in a significantly more challenging operating environment for container shipping lines in the second half of this year compared to the first half.

In the period ahead, NOL will maintain focus on keeping its asset base tight, while continuing to manage costs and productivity. Even as it sharpens its focus on improving efficiency, the Group will continue to invest in new capabilities that will have a positive impact on service delivery globally, with the aim of continuing to perform at the top of the container shipping sector.

Q & A

Appendix

Group Fuel and Currency Exposures

Bunker

- The Group continues to recover part of its fuel price increases from customers through bunker adjustment factors.
- The Group also maintains a policy of hedging bunker exposures.

Foreign exchange

- Major foreign currency exposures are in Euro, Chinese Yuan, Japanese Yen, Singapore Dollar, Canadian Dollar, Korean Won and Indian Rupee.
- The Group maintains a policy of hedging foreign exchange exposures.

NOL

Container Shipping

Operating Performance Container Shipping

NOL

Container Shipping 2Q08 Highlights

- Revenue for 2Q08 increased by 31% year-on-year (YoY) to US$1.9 billion due to higher volumes and improved freight rates through higher bunker recovery.
  - In 2Q08, volume grew by 12% YoY due to overall volume increase on all major trade lanes. The greatest contribution of volume increase came from Transpacific backhaul and Intra-Asia.
  - 2Q08 average revenue per FEU was 14% higher YoY primarily due to higher bunker recovery in key trade lanes and improved rates on Transpacific backhaul.
  - In 2Q08, headhaul utilisation dipped to 90% due to slower headhaul growth in the Transpacific and Asia-Europe trade lanes.
- For 2Q08, EBIT decreased by 22% YoY to US$60 million and EBIT margins decreased to 3.1% from 5.2% due to higher operating costs driven primarily by the rise in bunker fuel prices, and lower utilisation levels arising from slower container demand growth.
  - Bunker cost per metric ton in 2Q08 increased by 62% YoY.

Container Shipping Profit & Loss Summary

US$m	1H08	1H07	% ▲	2Q08	2Q07	% ▲
Revenue	**3,943**	2,990	32	**1,924**	1,468	31
EBITDA	**276**	210	31	**112**	126	(11)
• Depreciation & Amortisation	**(108)**	(105)	3	**(52)**	(49)	6
EBIT	**168**	105	60	**60**	77	(22)
EBIT Margin	**4.3%**	3.5%		**3.1%**	5.2%	

Container Shipping Volume Growth

'000 FEUs	1H08	1H07	% ▲	2Q08	2Q07	% ▲
Americas	**536**	**469**	**14**	**252**	**226**	**12**
Transpacific	433	386	12	201	186	8
Latin America	103	83	24	51	40	28
Europe	**307**	**275**	**12**	**148**	**132**	**12**
Asia-Europe	231	213	8	113	101	12
Transatlantic	76	62	23	35	31	13
Asia/Middle East	**426**	**380**	**12**	**206**	**184**	**12**
Total	**1,269**	**1,124**	**13**	**606**	**542**	**12**

NOL

Container Shipping : Volume Mix

- Transpacific East Coast trade growing as a proportion of total Transpacific volume
- Intra-Asia becomes the biggest trade by volume
- Trade volume mix continues to be managed to maximise yields


34% (Asia/Middle East)
8% (Latin America)
33% (Transpacific)
19% (Asia-Europe)
6% (Transatlantic)

2Q08 Volume breakdown


34% (Asia/Middle East)
7% (Latin America)
34% (Transpacific)
19% (Asia-Europe)
6% (Transatlantic)

2Q07 Volume breakdown

NOL

Container Shipping Average Revenue/FEU

US$/FEU	1H08	1H07	% ▲	2Q08	2Q07	% ▲
Americas	3,613	3,308	9	3,757	3,358	12
Europe	3,182	2,612	22	3,146	2,662	18
Asia/Middle East	2,011	1,693	19	2,009	1,774	13
Total	**2,972**	**2,592**	**15**	**3,014**	**2,651**	**14**

Container Shipping Average Revenue/FEU Trend

The continuing increase in average revenue/FEU since the beginning of the year has largely been driven by the recovery of fuel through Bunker Adjustment Factor (BAF)


US$/FEU
3,000
2,800
2,600
2,400
2Q07 Average Revenue/FEU US$2,651
2Q08 Average Revenue/FEU US$3,014
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
P7 07
P8 07
P9 07
P10 07
P11 07
P12 07
P1 08
P2 08
P3 08

Container Shipping : Americas

	1H08	1H07	% ▲	2Q08	2Q07	% ▲
Total Volumes ('000 FEUs)	**536**	**469**	**14**	**252**	**226**	**12**
• Transpacific	433	386	12	201	186	8
• Latin America	103	83	24	51	40	28
Average Revenue (US$/FEU)	**3,613**	**3,308**	**9**	**3,757**	**3,358**	**12**

- **Transpacific :** Volume growth on the transpacific reflects the significant improvement in backhaul volume as the weak US dollar continue to drive strong demand for US goods. Headhaul volume growth remains weak as US economic uncertainties arising from the weak housing market and sub-prime issues continues. Higher average revenue takes into account higher rates achieved in the May contract negotiations as well as higher backhaul rates.
- **Latin America :** Improvements in volume and rate from continued healthy demand conditions in the trade lane.

Container Shipping : Europe

	1H08	1H07	% ▲	2Q08	2Q07	% ▲
Total Volumes ('000 FEUs)	**307**	**275**	**12**	**148**	**132**	**12**
• Asia-Europe	231	213	8	113	101	12
• Transatlantic	76	62	23	35	31	13
Average Revenue (US$/FEU)	**3,182**	**2,612**	**22**	**3,146**	**2,662**	**18**

- **Asia-Europe :** Compared to prior year, volume improved due to the strength in demand last year. Freight rate improvement was also due to the strength in demand last year as well as recovery of higher bunker fuel costs through surcharges.
- **Transatlantic :** The Transatlantic route continue to grow with increase in volume and rate.

Container Shipping : Asia/Middle East

	1H08	1H07	% ▲	2Q08	2Q07	% ▲
Total Volumes ('000 FEUs)	426	380	12	206	184	12
Average Revenue (US$/FEU)	2,011	1,693	19	2,009	1,774	13

- **Asia/Middle East** : Volume growth remained resilient as the trade lane continue to grow and overall average revenue has improved since last year.

Container Shipping Trade Imbalance

Improvement in the Transpacific imbalance was due to greater demand for US products as a result of the weaker US dollar.

No. of FEUs that are full backhaul for every 10 FEUs full headhaul

Trade	2006	2007	1H08
• Transpacific	5	6	8
• Asia-Europe	8	7	7
• Transatlantic	10	10	10

Container Shipping New Vessel Commitments

New vessel commitments currently at 40 (owned and chartered), to be delivered between 2008 onwards. Of these, nine have been delivered so far, with another four by the end of the year.



TEUs
< 5,000 TEU
7,000 - 10,000 TEU
5,000 - 6,999 TEU
> 10,000 TEU
100,000
75,000
50,000
25,000
0
13
16
3
8
2008
2009
2010
2011

NOL

Logistics

Operating Performance Logistics

NOL

Logistics 2Q08 Highlights

- Revenue for 2Q08 grew by US$19 million or 6% year-on-year (YoY) to US$318 million due to higher volumes from Contract Logistics and rates in International Services.
  - Contract Logistics 2Q08 revenue increased by US$10 million or 5% YoY to US$196 million due to higher contribution from IndiaLinx Rail operations and the automotive customer segment.
  - International Services 2Q08 revenue increased by US$9 million or 8% YoY to US$122 million due to higher freight rates from the forwarding business.
- Logistics 2Q08 EBIT decreased by US$1 million or 7% YoY at US$13 million mainly due to higher operating costs incurred in both the Contract Logistics and International Services divisions.

NOL

Logistics P&L Summary

US$m	1H08	1H07	% ▲	2Q08	2Q07	% ▲
Revenue	**681**	624	9	**318**	299	6
EBITDA	**35**	31	13	**15**	16	(6)
• Depreciation & Amortisation	**(5)**	(5)	-	**(2)**	(2)	-
EBIT	**30**	26	15	**13**	14	(7)
EBIT Margin	**4.4%**	4.2%		**4.1%**	4.7%	

NOL

Performance Breakdown

Business Segment (US$m)	1H08	1H07	% ▲	2Q078	2Q07	% ▲
Revenue	**681**	**624**	**9**	**318**	**299**	**6**
• Contract Logistics	413	397	4	196	186	5
• International Services	268	227	18	122	113	8
EBIT	**30**	**26**	**15**	**13**	**14**	**(7)**
• Contract Logistics	17	15	13	9	9	-
• International Services	13	11	18	4	5	(20)
EBIT Margin	**4.4%**	**4.2%**		**4.1%**	**4.7%**	
• Contract Logistics	4.1%	3.8%		4.6%	4.8%	
• International Services	4.9%	4.8%		3.3%	4.4%	

NOL

Logistics' Revenue Trend – By Region

Revenue growth in the Asia/Middle East region from Indialinx Rail and higher rates has increased revenue contribution from the region from 22% in 2Q07 to 24% in 2Q08.


US$m
350
300
250
200
150
100
50
0
24%
22%
2Q08
2Q07
Americas
Europe
Asia/Middle East

NOL

Logistics' Revenue Trend – By Customer Segment

Revenue growth shows the benefit of continuing focus on key Auto, Consumer and Retail verticals.


US$m
350
300
250
200
150
100
50
0
14%
7%
12%
11%
2Q08
2Q07
Auto/ Industrial
Consumer
Retail
Electronics/ Hi tech
Other

NOL

Terminals

Operating Performance Terminals

NOL

Terminals 2Q08 Highlights

- Continuing from 1Q08, negative eastbound Transpacific trade growth experienced by the industry combined with industry-wide seasonal capacity withdrawal from Transpacific route reduced 2Q08 total terminal volume throughput by 8% year-on-year (YoY). As a result, Terminals recorded 2Q08 revenue of US$138 million, a decrease of US$8 million or 5% YoY. However, the decrease in volume was partially offset by improved trade mix and higher average revenue per lift.
- Lower volumes achieved resulted in a decrease of Terminals 2Q08 EBIT by US$4 million or 17% YoY to US$19 million.

NOL

Terminals P&L Summary

US$m	1H08	1H07	% ▲	2Q08	2Q07	% ▲
Revenue	**283**	301	(6)	**138**	146	(5)
EBITDA[1]	**41**	54	(24)	**23**	28	(18)
• Depreciation & Amortisation	**(10)**	(10)	-	**(4)**	(5)	(20)
EBIT[1]	**31**	44	(30)	**19**	23	(17)
EBIT Margin	**11.0%**	14.6%		**13.8%**	15.8%	
Volume ('000 lifts)	**1,112**	**1,232**	**(10)**	**544**	**594**	**(8)**
Average Revenue (US$/Lift)	**254**	**244**	**4**	**253**	**246**	**3**

[1] Includes share of results from a joint venture.

NOL

Terminals : Volume Mix

Overall industry container shipping seasonal capacity reduction on the Transpacific has resulted in lower proportion of alliance and 3rd party volumes in 2Q 2008.


23% (Alliance partners)
9% (3rd party)
68% (APL)

2Q 2008 Volume breakdown


24% (Alliance partners)
10% (3rd party)
66% (APL)

2Q 2007 Volume breakdown

NOL

End of Presentation
Thank You

Neptune Orient Lines Ltd
456 Alexandra Road,
NOL Building
Singapore 119962
Tel: (65) 6278 9000
Fax: (65) 6278 4900
Company registration number : 196800632D
Website: www.nol.com.sg

NOL

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Notice of Book Closure Date for Dividend *
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Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	07-Aug-2008 07:08:09
Announcement No.	00011

>> Announcement Details
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Corporate Action details (e.g. Rights ratio, dividend ratio, tax rate, etc) *	Interim tax-exempt (one-tier) dividend of 4.0 Singapore cents per share in respect of FY2008.
Record Date *	21-08-2008
Record Time *	17:00
Date Paid/Payable (if applicable)	05-09-2008

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